UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-40947

LianBio
(Exact name of registrant as specified in its charter)

103 Carnegie Center Drive, Suite 309
Princeton, NJ 08540
(609) 486-2308
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing one ordinary share, par value $0.000017100448 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 14.
Pursuant to the requirements of the Securities Exchange Act of 1934, LianBio has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 21, 2024	By:	/s/ Adam Stone
Name: Adam Stone
Title: Interim Chief Executive Officer